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          SECURITIES AND EXCHANGE COMMISSION
                Washington, D.C.  20549



                     SCHEDULE 13G
                    (Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b) (c), AND (d) AND AMENDMENTS THERETO FILED
               PURSUANT TO RULE 13d-2(b)

                  (Amendment No. 4) *



                   CKF BANCORP, INC.
              -----------------------------
                   (Name of Issuer)


                     COMMON STOCK
              -----------------------------
            (Title of Class of Securities)


                      12561J 10 4
             -----------------------------
                    (CUSIP Number)



                         N/A
----------------------------------------------------------------
   (Date of Event Which Requires Filing of this Statement)


     Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[x]       Rule 13d-1(b)

[x]       Rule 13d-1(c)

[x]       Rule 13d-1(d)


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                            1 of 10 pages
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CUSIP No. 12561J 10 4          13G            Page 2 of 10 Pages


1.   NAME OF REPORTING PERSONS:

     CKF Bancorp, Inc., Employee Stock Ownership Plan Trust

     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY):

     61-1267810

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

        (a)  [   ]
        (b)  [ x ]

3.   SEC USE ONLY

4.   CITIZENSHIP OR PLACE OF ORGANIZATION
     Commonwealth of Kentucky

Number of shares beneficially owned by each reporting person with:

5.   SOLE VOTING POWER                 0

6.   SHARED VOTING POWER          80,000

7.   SOLE DISPOSITIVE POWER            0

8.   SHARED DISPOSITIVE POWER     80,000

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON                       80,000

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES *   [   ]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9    8.8%

12.  TYPE OF REPORTING PERSON *   EP


              *SEE INSTRUCTION BEFORE FILLING OUT!
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CUSIP No. 12561J 10 4             13G         Page 3 of 10 Pages


1.   NAME OF REPORTING PERSONS:

     CKF Bancorp, Inc. Incentive Plan Trust

     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY):

     61-1267810

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

        (a)  [   ]
        (b)  [ x ]

3.   SEC USE ONLY

4.   CITIZENSHIP OR PLACE OF ORGANIZATION
     Commonwealth of Kentucky

Number of shares beneficially owned by each reporting person with:


5.   SOLE VOTING POWER               0

6.   SHARED VOTING POWER        62,500

7.   SOLE DISPOSITIVE POWER          0

8.   SHARED DISPOSITIVE POWER   62,500

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON                     62,500

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES *  [   ]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9    6.8%

12.  TYPE OF REPORTING PERSON *   EP


           *SEE INSTRUCTION BEFORE FILLING OUT!
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CUSIP No. 12561J 10 4            13G          Page 4 of 10 Pages


1.   NAME OF REPORTING PERSONS:

     W. Irvine Fox, Jr.

     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY):


2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

        (a)  [   ]
        (b)  [ x ]

3.   SEC USE ONLY

4.   CITIZENSHIP OR PLACE OF ORGANIZATION
     United States of America

Number of shares beneficially owned by each reporting person with:

5.   SOLE VOTING POWER           38,100

6.   SHARED VOTING POWER        112,050

7.   SOLE DISPOSITIVE POWER      38,100

8.   SHARED DISPOSITIVE POWER    62,905

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON                     150,150

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES *   [   ]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9    16.4%

12.  TYPE OF REPORTING PERSON *   IN


           *SEE INSTRUCTION BEFORE FILLING OUT!

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CUSIP No. 12561J 10 4             13G         Page 5 of 10 Pages


1.   NAME OF REPORTING PERSONS:

     J. T. Goggans

     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY):


2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

        (a)  [   ]
        (b)  [ x ]

3.   SEC USE ONLY

4.   CITIZENSHIP OR PLACE OF ORGANIZATION
     United States of America

Number of shares beneficially owned by each reporting person with:

5.   SOLE VOTING POWER           32,750

6.   SHARED VOTING POWER        112,050

7.   SOLE DISPOSITIVE POWER      32,750

8.   SHARED DISPOSITIVE POWER    62,905

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON                     144,800

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES *   [  ]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9    15.8%

12.  TYPE OF REPORTING PERSON * IN


           *SEE INSTRUCTION BEFORE FILLING OUT!

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CUSIP No. 12561J 10 4             13G         Page 6 of 10 Pages


1.   NAME OF REPORTING PERSONS:

     Jack L. Bosley

     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):



2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

        (a)  [   ]
        (b)  [ x ]

3.   SEC USE ONLY

4.   CITIZENSHIP OR PLACE OF ORGANIZATION
     United States of America

Number of shares beneficially owned by each reporting person with:

5.   SOLE VOTING POWER             7,400

6.   SHARED VOTING POWER         112,050

7.   SOLE DISPOSITIVE POWER        7,400

8.   SHARED DISPOSITIVE POWER     62,905

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON                      119,450

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES *   [  ]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9    13.1%

12.  TYPE OF REPORTING PERSON    IN*


           *SEE INSTRUCTION BEFORE FILLING OUT!

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                                              Page 7 of 10 Pages


ITEM 1(a) NAME OF ISSUER:
     CKF Bancorp, Inc.

ITEM 1(b) ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
     P.O. Box 400
     Danville, Kentucky 40422

ITEM 2(a) NAME OF PERSON(S) FILING:
     CKF Bancorp, Inc. Employee Stock Ownership Plan Trust
("ESOP"), CKF Bancorp, Inc. Incentive Plan Trust ("Incentive
Plan"), and the following individuals who serve as their trustees: W. Irvine Fox, Jr., J. T. Goggans, and Jack L. Bosley.

ITEM 2(b) ADDRESS OF PRINCIPAL BUSINESS OFFICE:
     Same as Item 1(b).

ITEM 2(c) CITIZENSHIP:
     See Row 4 of the second part of the cover page provided for each reporting person.

ITEM 2(d) TITLE OF CLASS OF SECURITIES:
     Common Stock, par value $.01 per share.

ITEM 2(e) CUSIP NUMBER:
     See the upper left corner of the second part of the cover page provided for each reporting person.

ITEM 3.   IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b),
OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

     (f) [x] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

     If this statement is filed pursuant to Rule 13d-1 (c),
check this box.   [x]

     Items (a), (b), (c), (d), (e), (g), (h), (i), and (j) are
not applicable. This Schedule 13G is being filed on behalf of the ESOP and Incentive Plan identified in Item 2(a), filing under the Item 3(f) classification, and by each trustee of the separate trusts established pursuant to the ESOP and Incentive Plan, filing pursuant to Rule 13d-1(c) and applicable SEC no-action letters.

                                              Page 8 of 10 Pages

ITEM 4.   OWNERSHIP.
     (a) Amount Beneficially Owned: See Row 9 of the second part of the cover page provided for each reporting person.

     (b) Percent of Class: See Row 11 of the second part of the cover page provided for each reporting person.

     (c) See Rows 5, 6, 7, and 8 of the second part of the cover page provided for each reporting person.

ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.
     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:

ITEM 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF
ANOTHER PERSON.
    CKF Bancorp, Inc., in its capacity as the ESOP Committee, has the power to determine whether dividends on allocated shares that are paid to the ESOP trust are distributed to participants or are used to repay the ESOP loan.

ITEM 7.   IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY
          WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE
          PARENT HOLDING COMPANY.
     Not applicable.

ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE
          GROUP.
     Not applicable.

ITEM 9.   NOTICE OF DISSOLUTION OF GROUP.
     Not applicable.

ITEM 10.  CERTIFICATION.
     By signing below, each signatory in the capacity of an ESOP or Incentive Plan trustee certifies that, to the best of his knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

     By signing below, each signatory in his individual capacity certifies that, to the best of his knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                              Page 9 of 10 Pages

SIGNATURE:

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CKF BANCORP, INC.
EMPLOYEE STOCK OWNERSHIP PLAN TRUST

By Its Trustees:

     /s/ W. Irvine Fox, Jr.                January 7, 1999
     _____________________________         _________________
     W. Irvine Fox, Jr., as Trustee        Date


     /s/ J. T. Goggans                     January 7, 1999
     ______________________________        _________________
     J. T. Goggans, as Trustee             Date


     /s/ Jack L. Bosley                    January 7, 1999
     ______________________________        _________________
     Jack L. Bosley, as Trustee            Date


CKF BANCORP, INC.
INCENTIVE PLAN TRUST

By Its Trustees:


     /s/ W. Irvine Fox, Jr.                January 7, 1999
___________________________________        _________________
     W. Irvine Fox, Jr., as Trustee        Date


     /s/ J. T. Goggans                     January 7, 1998
____________________________________       _________________
     J. T. Goggans, as Trustee             Date


     /s/ Jack L. Bosley                    January 7, 1998
____________________________________       _________________
     Jack L. Bosley, as Trustee            Date

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                                             Page 10 of 10 Pages

SIGNATURE:


By Its Trustees:

     /s/ W. Irvine Fox, Jr.                January 7, 1998
     _____________________________         _________________
     W. Irvine Fox, Jr., as an Individual  Date
     Stockholder

     /s/ J. T. Goggans                     January 7, 1998
     ______________________________        _________________
     J. T. Goggans, as an Individual       Date
     Stockholder


     /s/ Jack L. Bosley                    January 7, 1998
     ______________________________        _________________
     Jack L. Bosley, as an Individual      Date
     Stockholder